Maiden Holdings, Ltd.
131 Front Street, 2nd Floor
Hamilton HM12 Bermuda

Maiden Holdings North America, Ltd.
6000 Midlantic Drive, Suite 200S
Mount Laurel, New Jersey 08054

May 25, 2012

Rose Zukin, Esq.

Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Re:	Maiden Holdings, Ltd. (“Maiden”) and Maiden Holdings North America, Ltd. (“Maiden NA”) Registration Statement on Form S-3 (File Nos. 333-181408 and 333-181408-01)

Dear Ms. Zukin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), each of Maiden and Maiden NA hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 4:30 p.m., New York City time, on Wednesday, May 30, 2012, or as soon thereafter as reasonably practicable.

In connection with this request, each of Maiden and Maiden NA hereby acknowledges that:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve either Maiden or Maiden NA from its respective full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	neither Maiden nor Maiden NA may assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Remainder of the Page Intentionally Left Blank]

Very truly yours,

MAIDEN HOLDINGS, LTD.

By: /s/ Lawrence F. Metz

Name: Lawrence F. Metz

Title: Senior Vice President, General Counsel and Secretary

MAIDEN HOLDINGS NORTH AMERICA, LTD.

By: /s/ Lawrence F. Metz

Name: Lawrence F. Metz

Title: Secretary

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